

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

Matthew O. Haltom
Vice President and Assistant Secretary
Sally Holdings LLC
3001 Colorado Boulevard
Denton, Texas 76210

>   **Re: Sally Holdings LLC**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed March 29, 2012**
>   **File No. 333-179580**
>   **Form 10-K for Fiscal Year Ended September 30, 2011**
>   **Filed November 16, 2011**
>   **File No. 333-144427**
>   **Sally Beauty Holdings, Inc.**
>   **Filed November 16, 2011**
>   **Form 10-K for Fiscal Year Ended September 30, 2011**
>   **File No. 001-33145**

Dear Mr. Haltom:

We have reviewed your Form 10-K for the year ended September 30, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

We have limited our review of your registration statement on Form S-4 to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information, or as applicable amending your registration statement, or by advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Sally Beauty Holdings, Inc. Proxy Statement on DEF 14A

1. We note your response to comment 3 in our letter dated March 15, 2012. Please add the last sentence of your response to future filings.

Sally Holdings LLC Form S-4

General

2. We note your response to comment 6 in our letter dated March 15, 2012 and your indication that the "circumstances under which the Parent Guarantees… may be released are customary for these types of notes and consistent with the list of acceptable circumstances under which guarantees may be released." Section 2510.5 of the Financial Reporting Manual, however, only addresses those circumstances in which subsidiary, not parent, guarantees may be released. As a result, we generally object to the situations in which the parent guarantees can be released and are especially concerned with provision (i) contained in Section 4 of the First Supplemental Indenture dated as of December 20, 2011. If you intend to continue to exclude the financial statements of the parent guarantors in reliance upon Rule 3-10 of Regulation S-X, we believe you should amend your indenture to remove this provision. Alternatively, you may provide us with a specific and comprehensive discussion telling us why you believe the parent guarantees can be considered full and unconditional notwithstanding this release provision.

Description of New Notes, page 31

3. We note your references to the fact that the New Notes will be "fully and unconditionally guaranteed." Given the existence of the guarantee release provisions, please revise your references that the New Notes are "fully and unconditionally guaranteed" to clarify that there are circumstances when guarantors may be released from their obligations and explain those circumstances in some detail. Please revise your entire prospectus accordingly.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director